UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated August 31, 2012

Commission File Number:  1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2012

Fibria Celulose S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO

2

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE BOARD OF DIRECTORS ORDINARY MEETING

HELD AUGUST 23, 2012

Date, Time and Place: Held on August 23th, 2012, at 09:00a.m., at the L’Hotel Porto Bay, at Alameda Campinas, no. 266, Jardim Paulistano in the City and State of São Paulo.

Attendance: All members of the Board of Directors of the Company were present: José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Julio Cesar Maciel Ramundo; and Raul Calfat.

Presiding:             José Luciano Duarte Penido — Chairman.

Claudia Elisete Rockenbach Leal — Secretary.

Agenda: (i) Reelection of the members of the Company’s Board of Executive Officers; (ii) Election of non-statutory Officers; and (iii) Nominate the new member of the Company’s Finance Committee and ratify its composition.

Resolutions:  After discussion and analysis of the matters included on the agenda, the following resolutions were passed without reservations and/or qualifications, by the unanimous vote of the Directors:

(i)            Under the terms of article 19 of the Company’s Bylaws, the following members of the Board of Executive Officers were reelected for a term of one year: Marcelo Strufaldi Castelli, Brazilian Citizen, married, mechanical engineer, bearer of ID card RG no. 11.778.104-6, of SSP-SP, enrolled with the CPF/MF under no. 057.846.538-81, for the duty of Chief Executive Officer of the Company, responsible for the functions of  executive management of the Company and risks management and control and compliance; Aires Galhardo, Brazilian Citizen, married, businessman, bearer of ID card RG no. 24.854.223-0 of SSP-SP, enrolled with the CPF/MF under no. 249.860.458-81, as  Executive Officer of the Company without specific designation, to exercise the function of forest management; Francisco Fernandes Campos Valério, Brazilian Citizen, married, engineer, bearer of ID card RG no. 634832, of SSI-SC, enrolled with the CPF/MF under no. 065.280.319-91, as  Executive Officer of the Company without specific designation, to manage industrial, engineering and supplies operations; Guilherme Perboyre Cavalcanti, Brazilian Citizen, married, economist, bearer of ID card RG no. 04834163-0, of IFP-RJ, enrolled with the CPF/MF under no. 010.981.437-10, as  Executive Officer of the Company without specific designation, exercising the duties of Investor Relations and Finance Management.; Henri Philippe Van Keer, Brazilian Citizen, married, engineer, bearer of ID card RG no. 21.067.471-9, of SSP/RJ, enrolled with the CPF/MF under no. 228.771.688-24, as Executive Officer of the Company without specific designation, to exercise the function of managing the commercial and international logistics; and Luiz Fernando Torres Pinto, Brazilian Citizen, married, chemical engineer, bearer of ID card RG no. M-760. 059, of the SSP/MG, enrolled with CPF/MF under no. 060.920.087-93, as  Executive Officer of the Company without specific designation, to exercise the function of human resources management and development; all are resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Alameda Santos, no. 1357, 6th floor, Zip Code 01419-908.

The Officers elected herein declare, under penalty of law, that they are not involved in any of the crimes established in law that would prevent them from exercising commercial activities, and that they comply with all the requirements as provided in art. 1.011 of Law no 10.406/2002, in art. 147 of Law no 6.404/76 and in CVM Instruction no 367/02 for their investiture as members of the Company’s Board of Executive Officers.  The Officers will take possession of their respective posts, on this date, upon signing the Induction Instrument as transcribed in the Minutes Book of the Company’s Board of Executive Officers and the Declaration referred to in CVM Instruction no 367/02. They also have signed the Instrument for Adhesion to the Listing Regulations of the Novo Mercado segment of the BM&FBOVESPA S.A. — Bolsa de Mercadorias, Futuros e Valores.

(ii)           Create the position of General Counsel, and Corporate Relations  and Sustainability Officer, both positions will be non-statutory. Elect Messrs. Eduardo de Almeida Pinto Andretto, Brazilian Citizen, married, lawyer, enrolled with OAB/SP under no. 155.938 and with CPF/MF under no. 172.545.258-88, currently Head of Legal Department, and Carlos Alberto de Oliveira Roxo, Brazilian Citizen, married, engineer, bearer of ID card RG no. 02.118.531-9, enrolled with CPF/MF under no. 149.606.807-68, currently General Manager of Corporate Relations and Sustainability to occupy the respective positions of General Counsel, and Corporate Relations  and Sustainability Officer, with effect as of September 1st, 2012 .

(iii)          Nominate Mr. Marcos Barbosa Pinto as member of the Company’s Finance Committee. Therefore, the Board of Directors ratify that the Finance Committee, whose term of office will always match with the term of members of Board of Directors, is composed as follows:

FINANCE COMMITTEE

Coordinator:	Guilherme Perboyre Cavalcanti

Members:	João Carvalho de Miranda

Laura Bedeschi Rego de Mattos

Marcos Barbosa Pinto

Mario Antônio Bertoncini

Secretary:	Sérgio Augusto Malacrida Junior

Closing:  There being nothing more to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all present.  Attendance: José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Julio Cesar Maciel Ramundo; and Raul Calfat; and Claudia Elisete Rockenbach Leal (Secretary)

São Paulo, August 23, 2012.

We certify that the present instrument is a true copy of the Minutes of the Ordinary Board of Directors Meeting held on August 23th, 2012, recorded in the appropriate book.

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary